I, Youngmin Jo (Print Name), the CEO (Principal Executive Officers) of SkyMirr Inc. (Company Name), hereby certify that the financial statements of SkyMirr Inc (Company Name) and notes thereto for the periods ending December 31, 2022 (first Fiscal Year End of Review) and December 31, 2023 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $0.0; taxable income of $ -259,850.0 and total tax of $0.0.

If the company has not filed tax returns please *replace above sentence with options below and then include the information for the previous year if applicable:*

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2024 (Date of Execution).

_____ (Signature)

CEO_____ (Title)

4/29/2024_____ (Date)